FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C Carolus, R Dañino*, J G Hopwood, G Marcus,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9801
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 358-0188
Mobile +857 241-7127
email
Willie.jacobsz@gfexpl.com
Investor Enquiries

Nikki Catrakilis-Wagner
Tel
+27 11 562-9706
Mobile +27 (0) 83 309-6720
email
Nikki.Catrakils-Wagner@
goldfields.co.za
Media Enquiries

Marritt Claassens
Tel
+27 11 562-9774
Mobile +27 (0) 82 307-3297
email
MarrittC@goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS TO FURTHER STRENGTHEN ITS
EXECUTIVE TEAM

Johannesburg, 24 March 2009: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that it intended to reorganize and further strengthen its executive team.

Nick Holland, Chief Executive Officer of Gold Fields, said: “Given
Gold Fields’ international growth and regionalization strategy, our expanding footprint around the globe has required a strengthening and reorganisation of the Group’s executive team.”

Over the last few months the Group has seen further growth with its new Cerro Corona mine in Peru and the expanded CIL Plant at
Tarkwa in Ghana. In addition, the Group’s exploration efforts are also starting to bear fruit with promising developments on at least three exploration properties in southern Peru, Kyrgyzstan, and Mali in West
Africa.

In order to accommodate Gold Fields’ growing international footprint, and the attendant challenges, the international portfolio, which is currently headed up by Glenn Baldwin, will be split into three separate portfolios, each headed up by an executive who will be a member of the Group Executive Committee and report to the Chief
Executive Officer.
•    The Australasia Region will be headed up by Glenn Baldwin
as Executive Vice President and Head of the Australasia
Region. Located in Perth, Glenn will take responsibility for the two existing mines in Australia, St Ives and Agnew, and will work with the business development and exploration
executives to try and grow production in Australasia to one
million ounces per annum over the next three to five years.
•     A new position will be created for an Executive Vice
President and Head of the West Africa and South America
Regions. The incumbent will take responsibility for the
Tarkwa and Damang mines in Ghana, West Africa, as well as
the Cerro Corona mine in Peru, South America, and will work
with the business development and exploration executives to
try and grow production in these two regions to a million
ounces per annum each.

•    A new position will be created for an Executive Vice President and Head of International
Projects. The incumbent will be responsible for the overall coordination and control of all international capital projects as well as the international technical group.
In the South Africa Region the South Deep Project is gaining momentum while the evaluation of the
Uranium Project, or the “5
th
mine” in the South African portfolio, is progressing rapidly, with an investment decision expected early in 2010.

In order to strengthen the South African regional team, a new position will be created for a Senior
Vice President – Capital Projects (South Africa), who will take responsibility for all capital projects in South Africa, including the South Deep and Uranium projects, as well as the technology drive in the South Africa Region. The incumbent will report to Vishnu Pillay, Executive Vice President and
Head of South Africa Region.

Recruitment for all three positions is underway.

“These changes will position Gold Fields well for the exciting challenges that lie ahead and provide us with additional management strength,” said Holland.

Following the reorganisation, the Group Executive will comprise the following:

Chief Executive Officer:
Nick Holland
Chief Financial Officer: Paul Schmidt
Head of South Africa Region: Vishnu Pillay
Head of Australasia Region: Glenn Baldwin
Head of West Africa and South America Region: To be appointed
Head of International Projects: To be appointed
General Counsel Michael Fleischer
Head of Business Development:                                   Jimmy Dowsley
Head of Exploration:
Tommy McKeith
Head of Human Resources: Italia Boninelli
Head of Investor Relations: Willie Jacobsz
Company Secretary: Cain Farrell

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720
Marritt Claassens
Mobile: +27 (0) 82 307-3297
ends
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New
York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), New Euronext in Brussels (NYX) and Swiss Exchange (SWX).
For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March 2009

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs